--------------------------------------------------------------------------------

NEWS RELEASE                                                 Morgen-Walke
                                                             Associates, Inc.

--------------------------------------------------------------------------------
                                                                     Exhibit 99

                                                 For:  Maxwell Shoe Company Inc.

                                    Investor Contact:  Richard J. Bakos
                                                       Chief Financial Officer
                                                       617/333-4007

IMMEDIATE RELEASE                      Media Contact:  Michael McMullan
-----------------                                      Morgen-Walke Associates
                                                       212/850-5600



                       MAXWELL SHOE COMPANY INC. REPORTS
                       SECOND QUARTER FISCAL 1999 RESULTS
                  -The Company Also Announces The Sale of Its
             Jones New York(R) License To Jones Apparel Group, Inc.-


     Hyde Park, MA, June 11, 1999 -- Maxwell Shoe Company Inc., (Nasdaq: MAXS), today reported results for the second quarter ended April 30, 1999.

     Net sales for the second fiscal quarter ended April 30, 1999 were $36.2 million compared to $39.8 million for the comparable period in the prior year. Net income for the period was $2.3 million, or $0.25 per diluted share, compared to net income of $3.1 million, or $0.35 per diluted share, during the same period last year. Weighted average shares outstanding increased due primarily to the additional shares issued in April 1998 during the Company's secondary offering.

     For the six months ended April 30, 1999, net sales were $72.2 million compared to $76.1 million during the six-month period last year. Net income for the period was $4.5 million, or $0.47 per diluted share, compared to net income of $5.4 million, or $0.61 per diluted share, during the same period last year.

     Mark J. Cocozza, Chairman and Chief Executive Officer of the Company, commented,

"Results for the second quarter reflect the continued challenges that we face in this difficult retail footwear environment. While our shoes continue to sell through at profitable levels, we have not been able to replicate the overall sales volume experienced last year due to several industry-wide trends. These relate to excess inventories, retail consolidation and the continued shift in retailers' booking trends towards shorter lead times as well as ordering in-season and closer to need."

                                    - more -

MAXWELL SHOE COMPANY INC. REPORTS                                        Page: 2

SECOND QUARTER FISCAL 1999 RESULTS
-The Company Also Announces The Sale of Its
Jones New York(R) License To Jones Apparel Group, Inc.-


     Mr. Cocozza added, "Our Sam & Libby division continues to perform well, generating a 22.0% sales gain for the quarter and a 35.1% gain year-to-date. Maxwell Shoe also posted a good increase in overall gross margin to 29.1% during the quarter versus the 27.5% achieved last year, exceeding our internal plan. While our backlog as of April 30, 1999 was down 8.7% to $67.9 million, compared to $74.4 million a year ago, we are encouraged by our ability to manage our business despite this decrease in sales. We have a very strong balance sheet, our cash position increased by $5.5 million since year-end to $24.2 million, and we have lowered accounts receivable and inventory on a pairs basis."

     The Company also noted that it has entered into an agreement to sell to Jones Apparel Group, Inc. the Company's exclusive license agreement for the manufacture and sale of Jones New York footwear. Jones Apparel Group will pay to the Company $25.0 million in cash at the closing of the sale, which is expected to occur in early July 1999.

     Mark Cocozza added, "The cash provided by the sale, coupled with our debt free balance sheet, enables us to act opportunistically in executing our long term strategy."

     The Company had a long term licensing agreement with Jones Apparel Group, Inc. through 2017 for the sale of both Jones New York and Jones New York Sport better-priced women's shoes. The shoes are distributed to department stores in the United States and throughout Canada.

     Mr. Cocozza commented, "In light of the pending acquisition of Nine West Group Inc. by Jones Apparel Group, Inc. and the potential competitive issues raised by such acquisition, management and the Board of Directors of the Company carefully evaluated a number of alternatives and concluded that it is in the best interest of our Company and its stockholders to move forward with the sale of the license to Jones Apparel Group, Inc."

                                    - more -

MAXWELL SHOE COMPANY INC. REPORTS                                        Page: 3

SECOND QUARTER FISCAL 1999 RESULTS
-The Company Also Announces The Sale of Its
Jones New York(R) License To Jones Apparel Group, Inc.-


     Mr. Cocozza noted, "Importantly, Maxwell Shoe Company generates some of the highest operating margins in the shoe industry, and both our Sam & Libby and Mootsies Tootsies products enjoy tremendous brand loyalty among both retailers and consumers. Additionally, we are very excited about the prospects for our newest brand, Dockers/(R)/ Footwear for Women, as we begin an initial shipping in early July for the Fall '99 season."

     The Company also noted that on March 29, 1999, its Board of Directors adopted amendments to its Bylaws to further strengthen the Company's Bylaws.

     Maxwell Shoe Company Inc. designs, develops and markets casual and dress footwear for women and children. The Company's brands include Mootsies Tootsies, Sam & Libby and Dockers/(R)/ Footwear for Women.

Certain statements contained in this press release regard matters that are not historical facts and are forward looking statements (as such term is defined in the rules promulgated pursuant to the Securities Act of 1933, as amended). Because such forward looking statements contain risks and uncertainties, actual results may differ materially from those expressed in or implied by such forward looking statements. Factors that could cause actual results to differ materially include, but are not limited to: changing consumer preference, competition from other footwear manufacturers or retailers, loss of key employees, general economic conditions and adverse factors impacting the retail footwear industry, and the inability by the Company to source its products due to political or economic factors or the imposition of trade or duty restrictions. The Company undertakes no obligation to release publicly the results of any revisions to these forward looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Investors are also directed to other risks discussed in documents filed by the Company with the Securities and Exchange Commission.

                         - Financial Tables To Follow -

                            MAXWELL SHOE COMPANY, INC.                   Page: 4
                              STATEMENTS OF INCOME
              (Unaudited-In Thousands Except Per Share Amounts)



                                                   Three Months Ended                      Six Months Ended
                                                        April 30,                             April 30,
                                             -----------------------------         ------------------------------

                                                  1999             1998                 1999              1998
                                             ------------     ------------         -------------     ------------
Net sales....................................  $ 36,247         $ 39,786              $ 72,153         $ 76,114
Cost of sales................................    25,709           28,862                52,169           55,353
                                               --------         --------              --------         --------
Gross profit.................................    10,538           10,924                19,984           20,761
Operating expenses:
  Selling....................................     2,734            2,647                 4,959            5,093
  General and administrative.................     4,051            3,765                 7,784            7,499
                                               --------         --------              --------         --------
                                                  6,785            6,412                12,743           12,592
                                               --------         --------              --------         --------
Operating income.............................     3,753            4,512                 7,241            8,169
Other expenses (income)
  Interest...................................         7                9                    13               21
  Amortization of Trademarks.................        91               92                   183              183
  Other, net.................................      (240)             (52)                 (465)             (95)
                                               --------         --------              --------         --------
                                                   (142)              49                  (269)             109
                                               --------         --------              --------         --------
Income before income taxes...................     3,895            4,463                 7,510            8,060
Income taxes.................................     1,558            1,318                 3,003            2,685
                                               --------         --------              --------         --------
Net income...................................  $  2,337         $  3,144              $  4,507         $  5,375
                                               ========         ========              ========         ========

Net income per share
  Basic......................................      $.27             $.41                  $.51             $.70
  Diluted....................................      $.25             $.35                  $.47             $.61

Shares used to compute net
income per share:
  Basic.......................................    8,796            7,675                 8,795            7,632
  Diluted.....................................    9,461            8,882                 9,504            8,788

                                    - more -

                           MAXWELL SHOE COMPANY, INC.                    Page: 5
                                 BALANCE SHEETS
                           (Unaudited-In Thousands)




                              ASSETS                                       April 30,           October 31,
                                                                              1999                 1998
                                                                          ------------         ------------
Current assets:
   Cash and cash equivalents............................................  $     24,196         $     18,731
   Accounts receivable, trade (net of allowance for doubtful
       accounts and discounts of $634 in 1999, $581 in 1998)............        33,224               35,655
   Inventory, net.......................................................        20,834               22,928
   Prepaid expenses.....................................................           711                  430
   Prepaid income taxes.................................................             0                1,177
   Deferred income taxes................................................         1,064                1,074
                                                                          ------------         ------------
Total current assets....................................................        80,029               79,995
Property and equipment, net.............................................         6,613                6,231
Trademarks..............................................................         4,584                4,767
Other assets............................................................            12                   12
                                                                          ------------         ------------
                                                                          $     91,238         $     91,005
                                                                          ============         ============

                            LIABILITIES AND
                          STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable.....................................................  $      3,182         $      3,824
   Accrued expenses.....................................................         2,198                5,938
   Deferred income taxes................................................           434                  306
   Current portion of capital lease obligation..........................           125                  125
                                                                          ------------         ------------
Total current liabilities...............................................         5,939               10,193
Capital lease obligation................................................           157                  220
Long-term deferred income taxes.........................................         1,283                1,283
Stockholders' equity:
   Preferred stock, par value $.01, 1,000 shares
       authorized, none outstanding.....................................             0                    0
   Class A common stock, par value $.01, 20,000 shares authorized,
       8,796 outstanding in 1999, (8,794 outstanding in 1998)...........            88                   88
   Additional paid-in capital...........................................        43,027               43,015
   Deferred compensation................................................          (275)                (306)
   Retained earnings....................................................        41,019               36,512
                                                                          ------------         ------------
Total stockholders' equity..............................................        83,859               79,309
                                                                          ------------         ------------
                                                                          $     91,238         $     91,005
                                                                          ============         ============

                                     # # #